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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              IMO INDUSTRIES INC.
                           (NAME OF SUBJECT COMPANY)

                              II ACQUISITION CORP.
                                    (BIDDER)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   452540107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHN A. YOUNG
                                   SECRETARY
                              II ACQUISITION CORP.
                            9211 FOREST HILL AVENUE
                                   SUITE 109
                            RICHMOND, VIRGINIA 23235
                                 (804) 560-4070
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:

                            MEREDITH M. BROWN, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

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     II Acquisition Corp. ("Purchaser") hereby amends and supplements its Tender
Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July
31, 1997, with respect to its offer to purchase all outstanding shares of common stock, par value $1.00 per share, of Imo Industries Inc. (the "Company"), a Delaware corporation, and each associated right to purchase shares of the Company's Series B Junior Participating Preferred Stock (together with the common stock, the "Shares"), at a price of $7.05 per Share, net to the seller in cash.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of this Schedule 14D-1 is hereby amended and supplemented by adding the following text thereafter.

     (a)(10) Form of Letter of Transmittal, as amended.

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     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          II ACQUISITION CORP.

                                          By: /s/   PHILIP W. KNISELY
                                            ------------------------------------
                                            Name: Philip W. Knisely
                                            Title: President and Chief Executive
                                              Officer

August 1, 1997

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                                 EXHIBIT INDEX

   EXHIBIT
     NO.
  ---------
  (a)(1)*    Form of Offer to Purchase dated July 31, 1997.
  (a)(2)*    Form of Letter of Transmittal.
  (a)(3)*    Form of Notice of Guaranteed Delivery.
  (a)(4)*    Form of Letter from Schroder & Co. Inc. to Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.
  (a)(5)*    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees to Clients.
  (a)(6)*    Form of Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
  (a)(7)*    Summary Advertisement as published in The New York Times on July 31, 1997.
  (a)(8)*    Joint Press release issued by the Company and Purchaser on July 25, 1997.
  (a)(9)*    Form of Letter of Transmittal for Imo Industries Inc. Employees Stock Savings
             Plan.
  (a)(10)    Form of Letter of Transmittal, as amended
  (b)(1)*    Senior Note dated July 23, 1997 issued to Janelia Farm Corp. by Purchaser.
  (b)(2)*    Subordinated Note dated July 23, 1997 issued to Mitchell P. Rales by Purchaser.
  (b)(3)*    Subordinated Note dated July 23, 1997 issued to Steven M. Rales by Purchaser.
  (b)(4)*    Commitment Letter, dated July 24, 1997, between Purchaser and Constellation
             Capital Partners LLC, and the Bank of Nova Scotia and NationsBank, N.A., as
             Managing Agents.
  (b)(5)*    Stock Subscription Agreement, dated as of July 23, 1997, between Purchaser and
             Colfax Capital Corporation.
  (c)(1)*    Share Purchase Agreement dated as of July 25, 1997 between Purchaser and the
             Company.
  (c)(2)*    Confidentiality Agreement dated May 19, 1997 between the Company and
             Constellation Capital Partners LLC.
  (c)(3)*    Letter of Intent dated as of July 30, 1997 between Purchaser and Danaher
             Corporation.

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* As previously filed.

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